Exhibit 99.1

NOTICE

Notice is hereby given that the Twelfth Annual General Meeting of the Members of Rediff.com India Limited will be held on Friday, 21st September, 2007, at 10 a.m. (IST) at the Registered Office of the Company situated at First Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Balance Sheet as at March 31, 2007 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors’ thereon.

2.	To appoint a Director in place of Diwan Arun Nanda, Director retiring by rotation and being eligible, offers himself for reappointment.

3.	To appoint a Director in place of Mr. Sunil Phatarphekar, Director retiring by rotation and being eligible, offers himself for reappointment.

4.	To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

“RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company.”

                                                 By Order of the Board
                                                 For Rediff.com India Limited

                                                         sd/-
PLACE: MUMBAI                                                                                                               Jyoti Dialani
DATE: 12th July, 2007                                                                                            Company Secretary & Manager Legal

NOTES:
A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL GENERAL MEETING.

REDIFF.COM INDIA LTD
Regd. Office: 1st  Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

ATTENDANCE SLIP

Folio No.
No. of Shares held

I hereby record my presence at the Twelfth Annual General Meeting of the Company being held at Registered Office at 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016 at 10.00 a.m. (IST) on Friday, 21st September, 2007.

__________________________
Signature of attending Member/Proxy

Name: _____________________

Note: A member/proxy holder attending the meeting must bring the Attendance Slip to the meeting and hand it over at the entrance duly signed.

REDIFF.COM INDIA LTD
Regd. Office: 1st Floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016

PROXY

I/We, ___________________________________________________, of _______________________ in the district of ___________________________ being a member/members of the above Company hereby appoint ___________________________________________________ of _______________________ in the district of __________________________________________ or failing him ____________________ of __________________________________________ in the district of ___________________________ as my/our Proxy to attend and vote  for me/us and on my/our behalf at the Twelfth Annual General Meeting of the Company to be held on Friday, 21st September, 2007 at 10a.m.(IST) and at any adjournment thereof.

Signed this _______________________ day of _________________ 2007

Folio No.
No. of Shares held
Signature ___________                ___________

This form is to be used in favour of* / against* the resolution. Unless otherwise instructed, the proxy will act as he thinks fit.
* Strike out whichever is not applicable.
Note:  1.   The Proxy must be returned so as to reach the registered office of the Company not less than 48 hours before the time for holding of the aforesaid meeting.
           2.    A proxy need not be a member.